Item 77D Policy with respect to security investment

Investment Policy Change

The Funds prospectus states that World Equity Investments will be constructed as follows:

1. at least 80% of the Funds assets in World Equity Investments will consist of selections from the 70 highest dividend yielding current holdings of other accounts managed by the Investment Manager in long-only relative value strategies (Current Equity Holdings) measured on a 12-month trailing basis, as determined each calendar quarter;

2. the remainder of World Equity Investments will generally consist of equity securities selected from Current Equity Holdings that the Investment Manager believes may have the potential for significant dividend growth or may be anticipated to pay special dividends, or other Current Equity Holdings that the Investment Manager believes are attractive investments for the Fund; and

3. up to 5% of World Equity Investments may consist of equity securities that are not Current Equity Holdings but that the Investment Manager believes have attractive income potential.

On November 8, 2006, the Funds Board of Directors approved a change to criteria number 1 above so that at least 80% of the Funds assets in World Equity Investments will consist of selections from the 100 highest dividend yielding Current Equity Holdings measured on a 12-month trailing basis, as determined each calendar quarter. The Investment Manager believes that this change will increase the Funds core opportunity set in order to facilitate diversification and limit concentration risk.